VIA EDGAR

January 4, 2022

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Joe McCann

Re:	Amylyx Pharmaceuticals, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-261703

Requested Date:                January 6, 2022

Requested Time:                4:00 p.m. Eastern Standard Time

Dear Messrs. Crawford and McCann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Amylyx Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 6, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Thomas J. Schaad at (212) 813-8987. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Thomas J. Schaad, by email to TSchaad@goodwinlaw.com or by facsimile to (212) 954-5309.

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If you have any questions regarding this request, please contact Thomas J. Schaad of Goodwin Procter LLP at (212) 813-8987.

Sincerely,

AMYLYX PHARMACEUTICALS, INC.

/s/ Joshua B. Cohen
Joshua B. Cohen
Co-Chief Executive Officer

cc:	Justin B. Klee, Co-Chief Executive Officer, Amylyx Pharmaceuticals, Inc.

James M. Frates, Chief Financial Officer, Amylyx Pharmaceuticals, Inc.

Benjamin K. Marsh, Esq., Goodwin Procter LLP

[Signature Page to Acceleration Request]